June 5, 2019

Nathan Kivi
Manager and Chief Financial Officer
HCo Cape May LLC
2100 Powers Ferry Road S.E., Suite 370
Atlanta, Georgia 30339

       Re: HCo Cape May LLC
           Amendment No. 2 to
           Offering Statement on Form 1-A
           Filed May 21, 2019
           File No. 024-10953

Dear Mr. Kivi:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2019 letter.

Form 1-A/A filed May 21, 2019

General

1. We note your response to comment 1 and revised disclosure, and we reissue the comment in part. Given that you will conduct one or more closings on a rolling basis and all subsequent closings after the initial closing "shall take place in the Company's sole and absolute discretion as to timing and frequency," you appear to be conducting an offering on a delayed basis, which you do not appear eligible to do. Please refer to Rule
      251(d)(3)(i)(F) and provide us with your detailed explanation regarding how this offering will be conducted on a continuous, rather than a delayed, basis.
2. You state on page 12 that the offering may be extended by the company in its sole
 Nathan Kivi
FirstName May LLC
HCo Cape LastNameNathan Kivi
Comapany NameHCo Cape May LLC
June 5, 2019
June 5, 2019 Page 2
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FirstName LastName
         discretion and will terminate on "the day upon which a determination is made by the
         Company to terminate the Offering in its sole discretion." Given the open nature of the duration, it appears that the offering may extend beyond three years. Please revise to comply with Rule 251(d)(3)(i)(F) of Regulation A.
Dilution, page 35

3. We note your revised dilution disclosures. Your dilution disclosures continue to disclose a net tangible book value per share before offering based on 113 shares and another net tangible book value per voting shares outstanding based on 887 voting shares.
          However, you've indicated elsewhere within your document that 1,000 voting shares are outstanding before the offering. It remains unclear why the net tangible book value per share before offering and voting shares outstanding within your dilution table are not calculated based on the 1,000 voting shares outstanding before this offering. Please clarify and/or revise accordingly.
Description of the Business, page 44

4. We note your revised disclosure in this section, including the statement, "[t]he Company is targeting a return exceeding 10.0% without the use of debt and after management fees payable to HotelierCo LLC. The Company will look to acquire and renovate adjoining sites to increase the rooms owned by the Company with a target return exceeding 10.0%
         without the use of debt and after management fees payable to HotelierCo LLC." We reissue prior comment 3. Given that you intend to buy and renovate the property with offering proceeds and have no operating history, please remove this projection.
Interest of Management and Others in Certain Related-Party Transactions, page
51

5. We note your revised disclosure in this section. We further note your disclosure on page
         45 that the total project cost, including acquisition costs for the property, will be approximately $14.4 million, and your disclosure in the Use of Proceeds table that you expect to use approximately $2.2 million of offering proceeds to acquire the property.
         Please revise your disclosure in this section to quantify the total Development Fee you expect to be payable to HotelierCo on the basis of your projected development costs and to quantify the cash payment and number of shares you expect HotelierCo to receive.
         Refer to Item 13(a) of Form 1-A and the instructions thereto.
Exhibits

6. Please file the consent of counsel to the use of the legality opinion as an exhibit, or revise the legal opinion to include such consent therein, pursuant to Item
17.11 of Form 1-A.
 Nathan Kivi
HCo Cape May LLC
June 5, 2019
Page 3


       You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Wilson Lee, Staff
Accountant, at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 or
Sara von Althann, Staff Attorney, at 202-551-3207 with any other questions.



                                                           Sincerely,
FirstName LastNameNathan Kivi
                                                           Division of
Corporation Finance
Comapany NameHCo Cape May LLC
                                                           Office of Real
Estate and
June 5, 2019 Page 3                                        Commodities
FirstName LastName